Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

OPHTHALMIC IMAGING SYSTEMS

FIRST: The name of this corporation is Ophthalmic Imaging Systems.

SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THIRD: This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value.

FOURTH: The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent possible under California law.

FIFTH: The corporation is authorized to provide indemnification to agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to limits on such excess indemnification as set forth in Section 204 of the California Corporations Code.